January 4, 2007

By Overnight Delivery and Facsimile

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 4561
Washington, D.C. 20549

Re: Vestin Realty Mortgage I, Inc.
Form 10-K for the transition period ended April 30, 2006
Filed June 28, 2006
File No. 000-51964

Dear Mr. Gordon:

On behalf of Vestin Realty Mortgage I, Inc. (the Company), we are responding to comments received from the Commission (the “Staff”) by letter dated December 28, 2006. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment: 1 Results of Operations, Page 31

In response to the Staff’s comment, the annualized financial information displayed was added to correspond to the dialogue presented in the MD&A which discusses changes on an annualized basis. Without the table, the reader would have to make their own calculations to arrive at the numbers discussed in the MD&A. The financial information presented in the MD&A compares the ten month transition period ended April 30, 2006 to the nine months transition period ended June 30, 2005. The Company’s Manager believes the discussion of financial condition on an annualized basis enhances a reader’s understanding and comparability of the two financial periods being presented.

On Wednesday, June 21, 2006, we discussed the appropriateness of this presentation with Leslie Overton from the Division of Corporate Finance-Office of Chief Accountant at the SEC. She informed us that it was appropriate to compare the ten months ended April 30, 2006 to the nine months ended June 30, 2005. She also indicated that it was a management decision whether or not to show any annualized figures between the two periods, but that it was not a requirement or an error to do so.

Comment 2: Classification of Operating Results from Real Estate Held for Sale, page F-12

The Company respectfully submits that operations of foreclosed properties are part of real estate lending operations and that classification of these operating results as discontinued operations would not accurately reflect the operating results of the Company.

An identical comment was addressed in connection with a registration Statement on Form S-4 filed by Vestin Realty Mortgage II, Inc. in 2005. The language in the Vestin Realty Mortgage I, Inc. Form 10-K for the transition period ended April 30, 2006 was conformed exactly to the language that was accepted in the Vestin Realty Mortgage II, Inc. filing.

Commencing with the first filing for Vestin Realty Mortgage I, Inc., which was the Form 10-Q for the two months ended June 30, 2006, the Company revised its disclosure to report “Income from Real Estate Held for Sale” as a component since the assets were transferred to a taxable REIT subsidiary due to the REIT conversion.

Comment 3: Fair Value of Financial Instruments, page F-13

In response to the Staff’s comment, the Company will revise the accounting policy in future filings for the fair value of investments in real estate loans to indicate that the fair value of loans which are secured by collateral are determined by the value of the collateral when foreclosure is probable.

In connection with this response, please note that the Company acknowledges (i) it is responsible for the adequacy and accuracy of its filings with the SEC, (ii) staff comments and our response to such comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

We hope the foregoing adequately addresses your comments.

Very Truly Yours,

Rocio Revollo
Corporate Controller